UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                                          May                                           , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	May 28, 2009	By	/s/ Heri Supriadi
(Signature)

Heri Supriadi
VP Investor Relations/ Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk.
INVITATION
ANNUAL GENERAL MEETING OF SHAREHOLDERS 2009
The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, domiciled in Bandung (hereinafter referred to as “the Company”), hereby invites shareholders of the Company to attend the General Meeting of Shareholders 2009 (the “MEETING”) of the Company, to be held on:

Day/Date	:	Friday, June 12th, 2009
Time	:	14:00 Western Indonesian Time
Venue	:	Aula Pangeran Kuningan Gedung Grha Citra Caraka, 1st Floor Jl. Gatot Subroto No.52 Jakarta 12710 — Indonesia
The MEETING will discuss and decide the following agenda:
1.	Approval of the Company’s Annual Report for the 2008 financial year, including the Board of Commissioners’ Supervisory Report;

2.	Ratification of the Company’s financial statements and Partnership and Community Development Program (Program Kemitraan dan Bina Lingkungan) financial statements for the 2008 financial year and acquittal and discharge to all members of the Board of Directors and Board of Commissioners;

3.	Appropriation of the Company’s net income from 2008 financial year;

4.	Determination of remuneration for the members of the Board of Directors and Board of Commissioners for the 2009 financial year;

5.	Appointment of an independent auditor to audit the Company’s financial statements for the 2009 financial year, including audit of internal control over financial reporting and appointment of an independent auditor to audit the financial statements of the Partnership and Community Development Program for the 2009 financial year;

6.	Stipulation of the Minister of State-Owned Enterprise Regulation Nomor PER-05/MBU/2008 dated September 3, 2008 regarding General Guidance for the Procurement of Goods and Services for State-Owned Enterprise;

7.	Appointment/Change of the members of the Company’s Board of Commissioners
Notes:
1.	This shall be deemed as shareholder invitation notice for the MEETING. The Board of Directors will not send separate invitations to the Shareholders.

2.	Those who are eligible to attend the MEETING are the Shareholders or their proxies whose names are registered at the Company’s Share Register at 16.00 hours Jakarta Time on May 27, 2009 or the registered owners of the security sub account on the depository of PT Kustodian Sentral Efek Indonesia at the closing of trading at the Jakarta Stock Exchange and Surabaya Stock Exchange on May 27, 2009.

3.	The Shareholders or their proxies who will attend the MEETING are required to bring the copies of their official ID or other acceptable personal identification document to be presented and submitted to the General Meeting of Shareholder’s Officer before entering the meeting room. Institutional shareholders are required to bring the copies of their Article of Association and its revision, along with the latest Board composition.

4.	Shareholders who can not attend the MEETING may be represented by their proxy by presenting a signed copy of the legal proxy letter in a form and a copy of the shareholder’s official ID or other acceptable personal identification provided that any members of the Board of Directors and the Board of Commissioners or employees of the Company may not act as a proxy for any Shareholders in the MEETING. Form proxy letter is available at the addresses listed in 5 below during our business hours.

5.	Materials for the MEETING are available for viewing during our business hours, starting the date hereof, at:

PT TELKOM INDONESIA, Tbk Investor Relations/Corporate Secretary Jl. Jend. Gatot Subroto No.52, 5th Floor Phone (021) 521 5109 Fax (021) 522 0500 Jakarta 12710	PT DATINDO ENTRYCOM Puri Datindo — Wisma Sudirman Jl. Jend. Sudirman Kav.34-35 Phone (021) 570 9009 Fax (021) 570 9026 Jakarta 10220
If needed, materials for the MEETING can be obtained from the Company by submitting a photocopy of Collective Shares Certificates and the personal identification to our Investor Relations team at the address above.

6.	To help us conduct the Meeting in an orderly and timely manner, the Shareholders or their proxies are kindly requested to be present thirty (30) minutes prior to the time of the Meeting.
Bandung, May 28, 2009
PT TELKOM INDONESIA Tbk.
Board of Directors